Filing under Rule 425 under the Securities Act of 1933 Filing by: German American Bancorp, Inc. Subject Company: American Community Bancorp, Inc. File No. 000-50946

German American Bancorp, Inc.

Symbol: GABC

Hilliard Lyons Presentation

November 30, 2010

HILLIARD LYONS

CAUTIONARY NOTE RE FORWARD-LOOKING STATEMENTS

When used in this presentation and our oral statements, the words or phrases "believe," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "plans," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this presentation, and we do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur in the future. By their nature, these statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from those anticipated in the statements.

Factors that could cause actual results and performance to vary materially from those expressed or implied by any forward-looking statement include those that are discussed (or incorporated by reference) in "Risk Factors" in the Proxy Statement/Prospectus dated November 17, 2010 for our pending merger, in our Form 8-K report filed October 22, 2010, and in our other SEC statements filed from time to time.

In this presentation we present certain measures of operating results for interim periods ended September 30, 2010 on an annualized basis for the whole of 2010. We do not, by doing so, intend to suggest that actual results for the annual period ending December 31, 2010, will necessarily prove to be equal to or greater than the figures presented on an annualized basis; results for the annual period may be materially less than annualized figures, due to the above or other factors.

Celebrating 100 years

1910 2010


German American
GERMAN AMERICAN BANK

German American Bank was established in November of 1910, in the heart of a southern Indiana community rich in German heritage. With 57 original shareholders, it was the 353rd bank chartered in the state of Indiana and opened for business with two employees, a cashier and an assistant cashier. Today German American has grown to serve southern Indiana as a full service financial institution offering customers banking, insurance and investment products and services. The 33 offices of German American employ over 400 financial professionals who continue to value the conservative, disciplined approach brought forth by the founders of the company 100 years ago.

Who We Are

- Founded 100 years ago – November 2, 1910
- Widely-held Retail Shareholder Base
  - SEC Registrant since 1974
  - Listed on NASDAQ in 1993
  - Current base of +/- 5,000 shareholders
- Culmination of 13 separate bank merger/acquisition transactions over the course of the past 25 years
- Southwestern Indiana focused doing business in 12 adjacent Indiana counties

German American
Banking | Insurance | Investments

Who We Are

- Super Community Financial Services Organization headquartered in Jasper, Indiana
  - $1.3 Billion Assets
  - 30 Banking Offices
  - 8 Financial Advisory Offices
  - 7 Insurance Agency Offices


Indianapolis
GABC Community-Based Financial Network
Monroe County
Bloomington
Lawrence County
Bedford
Knox County
Daviess County
Martin County
Vincennes
Washington
Loogootee
Dubois County
Petersburg
Jasper
Princeton
Pike County
Gibson County
Vanderburgh County
Warrick County
Spencer County
Perry County
Evansville
Newburgh
Rockport
Tell City
St. Louis
Louisville

Market Strengths

German American
Banking | Insurance | Investments

Diversified Economic Base
- Regional Education & Health Care
- Life Sciences & Technology
- Agriculture & Manufacturing

Stable Economic Environment
- Minimal Big 3 Auto Influence
- Minimal Organized Labor Influence

Major Employers

Education
- Indiana University
- University of Southern Indiana
- Vincennes University
- Evansville Vanderburgh County School Corp
- Monroe County School Corporation

Health Care
- Bloomington Hospital
- Deaconess Hospital
- Good Samaritan Hospital
- Memorial Hospital
- St Mary's Medical Center

Manufacturing
- ALCOA Warrick Operations
- Berry Plastics
- Jasper Engines & Transmissions
- Kimball International, Inc.
- Koch Enterprises, Inc.
- MasterBrand Cabinets, Inc.
- OFS Brands (Office Furniture Systems)
- Toyota Motor Mfg - Indiana

Life Sciences & Technology
- Baxter BioPharma Solutions
- Crane Naval Surface Weapons Center
- Cook Group, Inc.
- Mead Johnson Nutrition

Energy
- Duke Energy
- Vectren


Monroe County
Bloomington
Lawrence County
Bedford
Knox County
Daviess County
Martin County
Vincennes
Loogootee
Washington
Dubois County
Petersburg
Jasper
Princeton
Pike County
Gibson County
Vanderburgh County
Warrick County
Spencer County
Perry County
Evansville
Newburgh
Tell City
Rockport

National Unemployment Data

Most states doing better-than-average



Hawaii
Alaska
Above the nat'l rate by
2 points or more
1.5 up to 2
1 up to 1.5
0.5 up to 1
up to 0.5
The same as the nat'l average
Below the nat'l rate by
2 points or more
1.5 up to 2
1 up to 1.5
0.5 up to 1
up to 0.5

Source: Bureau of Labor Statistics

FTN Financial

County Unemployment Rates
October 2010 - Non Seasonally Adjusted



Lake
10.9
Porter
7.9
La Porte
10.6
St. Joseph
10.6
Elkhart
12.9
Lagrange
10.4
Steuben
10.2
Starke
11.0
Marshall
10.0
Kosciusko
8.6
Noble
11.2
De Kalb
10.2
Newton
9.0
Jasper
8.5
Pulaski
8.0
Fulton
9.2
Whitley
8.8
Allen
9.5
White
9.3
Cass
9.2
Miami
10.7
Wabash
9.3
Huntington
9.5
Wells
8.3
Adams
9.1
Benton
8.4
Carroll
7.5
Howard
10.9
Grant
10.2
lackford
10.9
Jay
7.9
Warren
7.8
Tippecanoe
8.0
Clinton
8.9
Tipton
10.0
Madison
10.4
Delaware
9.9
Randolph
9.8
Fountain
10.0
Montgomery
8.6
Boone
6.9
Hamilton
6.5
Henry
11.2
Wayne
10.7
Vermillion
Parke
8.9
Putnam
8.8
Hendricks
7.7
Marion
9.5
Hancock
8.4
Rush
9.8
Fayette
12.8
Union
8.7
Vigo
10.3
Clay
9.4
Morgan
8.4
Johnson
7.4
Shelby
8.6
Franklin
9.6
Owen
9.1
Decatur
9.8
Monroe
6.4
Brown
7.8
Bartholomew
8.4
Sullivan
9.4
Greene
7.5
Ripley
9.6
Dearborn
10.0
Jennings
10.8
Jackson
8.6
Ohio
9.3
Lawrence
10.2
Jefferson
9.8
Switzerland
7.0
Knox
6.4
Daviess
5.5
Martin
6.9
Scott
11.1
Washington
9.3
Orange
9.5
Clark
9.6
Pike
7.5
Dubois
6.5
Gibson
7.4
Crawford
10.0
Floyd
8.9
Harrison
8.4
Vanderburgh
8.4
Warrick
7.4
Spencer
7.5
Perry
8.2
Posey
7.2
Non-Seasonally Adjusted Unemployment Rate
Lower Than U.S. Rate 9.0%
Same As U.S. Rate 9.0 Lower Than State Rate 9.2
Higher Than U.S. Rate 9.0%

Indiana Non-Seasonally Adjusted Rate 9.2
Indiana Seasonally Adjusted Rate 9.9
Source: DWD, Local Area Unemployment Statistics

R A N K I N G O F C O U N T Y D A T A

For October 2010 (PRELIMINARY)

PREPARED November 18, 2010

AREA	RATE	RANK	AREA	RATE	
ELKHART	12.9	47	FULTON	9.2	
FAYETTE	12.8	48	ADAMS	9.1	
VERMILLION	11.9	49	OWEN	9.1	
HENRY	11.2	50	NEWTON	9.0	
NOBLE	11.2	51	CLINTON	8.9	
SCOTT	11.1	52	FLOYD	8.9	
STARKE	11.0	53	PARKE	8.9	
BLACKFORD	10.9	54	PUTNAM	8.8	
HOWARD	10.9	55	WHITLEY	8.8	
LAKE	10.9	56	UNION	8.7	
JENNINGS	10.8	57	JACKSON	8.6	
MIAMI	10.7	58	KOSCIUSKO	8.6	
WAYNE	10.7	59	MONTGOMERY	8.6	
LAPORTE	10.6	60	SHELBY	8.6	
SAINT JOSEPH	10.6	61	JASPER	8.5	
LAGRANGE	10.4	62	BARTHOLOMEW	8.4	
MADISON	10.4	63	BENTON	8.4	
VIGO	10.3	64	HANCOCK	8.4	
DEKALB	10.2	65	HARRISON	8.4	
GRANT	10.2	66	MORGAN	8.4	
LAWRENCE	10.2	67	VANDERBURGH	8.4	
STEUBEN	10.2	68	WELLS	8.3	
CRAWFORD	10.0	69	PERRY	8.2	
DEARBORN	10.0	70	PULASKI	8.0	
FOUNTAIN	10.0	71	TIPPECANOE	8.0	
MARSHALL	10.0	72	JAY	7.9	
TIPTON	10.0	73	PORTER	7.9	
DELAWARE	9.9	74	BROWN	7.8	
DECATUR	9.8	75	WARREN	7.8	
JEFFERSON	9.8	76	HENDRICKS	7.7	
RANDOLPH	9.8	77	CARROLL	7.5	
RUSH	9.8	78	GREENE	7.5	
CLARK	9.6	79	PIKE	7.5	(9 of the top 14)
FRANKLIN	9.6	80	SPENCER	7.5	
RIPLEY	9.6	81	GIBSON	7.4	
ALLEN	9.5	82	JOHNSON	7.4	
HUNTINGTON	9.5	83	WARRICK	7.4	(6 of the top 10)
MARION	9.5	84	POSEY	7.2	
ORANGE	9.5	85	SWITZERLAND	7.0	
CLAY	9.4	86	BOONE	6.9	
SULLIVAN	9.4	87	MARTIN	6.9	(5 of the top 6)
OHIO	9.3	88	DUBOIS	6.5	
WABASH	9.3	89	HAMILTON	6.5	
WASHINGTON	9.3	90	KNOX	6.4	
WHITE	9.3	91	MONROE	6.4	
CASS	9.2	92	DAVIESS	5.5	
			INDIANA	9.2	

German American Bancorp
Legacy Markets

County	Total Deposits	GABC Deposits	Market Share %	Market Ranking
Daviess County	$408,003	$123,637	30.3%	#1
Dubois County	1,185,394	422,225	35.6%	#1
Gibson County	436,337	25,932	5.9%	#5
Knox County	666,473	116,049	17.4%	#3
Martin County	127,813	59,790	46.8%	#1
Perry County	325,549	105,100	32.3%	#2
Pike County	134,570	77,140	57.3%	#1
Spencer County	298,572	14,768	4.9%	#6
Total GABC Legacy Markets	**$3,582,711**	**$944,641**	**26.4%**	**#1**

Source: fdic.gov
Summary of Deposits

German American Bancorp
Growth Markets

County	Total Deposits	GABC Deposits	Market Share %	Market Ranking
Lawrence County	$425,272	$41,471	9.8%	#6
Monroe County	1,821,983	19,864	1.1%	#11
Total Bloomington Markets	$2,247,255	$61,335	2.7%	#11
Vanderburgh County (1)	$3,736,488	$281,000	7.5%	#4
Warrick County	579,091	39,193	6.8%	#6
Total Evansville Markets (1)	$4,315,579	$320,193	7.4%	#4
Total GABC Growth Markets (1)	**$6,562,834**	**$381,528**	**5.8%**	**#6**

(1) Inclusive of Bank of Evansville

Source: fdic.gov
Summary of Deposits

Financial Trends

Total Assets



$1,400
$1,350
$1,300
$1,250
$1,200
$1,150
$1,100
$1,050
$1,000
$950
$900
$946
$1,093
$1,132
$1,191
$1,243
$1,356
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
09/30/10

(Dollars In Millions)

Total Shareholders' Equity



$130
$120
$110
$100
$90
$80
$70
$60
$50
$82
$92
$97
$105
$114
$123
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
9/30/10
(Dollars In Millions)

Total Deposits

♦ = Non-Maturity Deposit Accounts as % of Total Deposits



$1,200
$1,150
$1,100
$1,050
$1,000
$950
$900
$850
$800
$750
$700
$650
$600
$550
$500
$747
$868
$877
$942
$970
$1,083
59%
54%
56%
62%
66%
66%
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
9/30/10
(Dollars In Millions)

Total Loans, Net of Unearned Income

♦ = Commercial & Agricultural Loans as % of Total Loans



$950
$900
$850
$800
$750
$700
$650
$600
$550
$652
$796
$868
$890
$878
$914
64%
69%
72%
75%
77%
78%
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
09/30/10
(Dollars In Millions)

Loan Portfolio Composition
(September 30, 2010)



Home Equity Loans, 7%
Residential Mortgage Loans, 9%
Construction & Development Loans, 2%
Consumer Loans, 5%
Agricultural Loans, 17%
C & I Loans, 24%
Commercial Real Estate, 36%

Peer Group Construction & Development Loans @ 9/30/10 = 10%

Non-Performing Loans to Total Loans



3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
2.41%
1.21%
0.50%
0.94%
1.00%
1.28%
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
09/30/10

Peer Group @ 9/30/10 = 3.74%

Provision for Loan Loss

♦ = Net Charge-offs as % of Average Loans Outstanding



$5,500
$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$-
$1,903
$925
$3,591
$3,990
$3,750
$5,167
0.26%
0.50%
0.32%
0.29%
0.25%
0.47%
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
9/30/10 Annualized

Peer Group Net Charge-Offs @ 9/30/10 = 1.17%

(Dollars In Thousands)

Net Interest Income (Tax-Equivalent)

◆ = Net Interest Margin



$50,000
$48,000
$46,000
$44,000
$42,000
$40,000
$38,000
$36,000
$34,000
$32,000
$30,000
$28,000
$33,443
$37,252
$39,205
$41,525
$45,323
$48,864
3.92%
3.96%
3.83%
3.82%
3.95%
4.01%
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
9/30/10 Annualized
(Dollars In Thousands)

Total Non-Interest Income
(Excluding Securities Gains/Losses)

♦ = Non-Interest Income as % of Total Revenue



$19,000
$18,000
$17,000
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
$14,502
$15,042
$16,384
$18,116
$16,282
$17,071
30%
28%
30%
30%
27%
26%
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
9-30-10 Annualized

(Dollars In Thousands)

Total Non-Interest Expense

◆ = Efficiency Ratio



$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$-
$31,756
$37,059
$37,221
$36,716
$40,391
$40,812
66.2%
69.6%
67.8%
61.5%
66.0%
61.9%
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
9-30-10
Annualized
(Dollars In Thousands)

Net Income & Earnings Per Share



$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$-
$9,721
$10,221
$9,405
$12,803
$12,218
$13,671
$0.89
$0.93
$0.85
$1.16
$1.10
$1.23
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
9/30/10
Annualized

(Dollars In Thousands)

German American
Banking | Insurance | Investments

German American Bancorp, Inc.
Non-GAAP Disclosure Reconciliation

These materials contain certain financial measures determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The slide presentation furnished herewith uses the non-GAAP financial measure of total non-interest income excluding securities gains and losses during each period presented. The Corporation believes that this non-GAAP financial measure presented with these adjustments best reflects the Corporation's ongoing performance and business operations during the periods presented and is useful to investors for comparative purposes.

The following table reconciles total non-interest income with total non-interest income excluding securities gains and losses (dollars in thousands):

	2005	2006	2007	2008	2009	YTD 9/30/2010
Ton Non-interest Income (as reported)	$ 14,502	$ 15,993	$ 15,704	$ 18,210	$ 16,282	$ 17,071
Gain/(Loss) on Securities	-	951	(680)	94	(423)	-
Total Non-interest Income Excluding Securities Gains/Losses	$ 14,502	$ 15,042	$ 16,384	$ 18,116	$ 15,859	$ 17,071

German American/Bank of Evansville Combination

RULE 425 DISCLOSURE

German American has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (File No. 333-170068) that includes a proxy statement of American Community Bancorp, Inc. (which also constitutes a prospectus of German American) and other relevant documents concerning the proposed merger, which proxy statement/prospectus was dated November 17, 2010, and was mailed to American Community shareholders on or about November 19, 2010. SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION. Shareholders are able to obtain a copy of the proxy statement/prospectus, and other filings containing information about German American, without charge, at the Securities and Exchange Commission's website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that are or will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Terri A. Eckerle, Shareholder Relations, German American Bancorp, Inc., 711 Main Street, Box 810, Jasper, Indiana 47546, telephone 812-482-1314 or John Schenk, Chief Financial Officer, American Community Bancorp, Inc., 4424 Vogel Road, Evansville, Indiana, 47715, telephone 812-962-2265.

GABC – ACBP Pro Forma Branch Map



American Community Bancorp, Inc. (3)
German American Bancorp, Inc. (30)

Source:

GABC – ACBP Pro Forma Loan Composition*

GABC	ACBP	Pro Forma
9/30/2010	9/30/2010	


Cons & Home Equity 10.4%
Other 1.8%
C&I / Agr 24.4%
Construction & Land 2.2%
1-4 Family RE 11.8%
Multifamily & Farm 6.8%
CRE 42.5%
Cons & Home Equity 5.3%
Construction & Land 9.3%
C&I / Agr 32.1%
1-4 Family RE 20.0%
Multifamily & Farm 1.7%
CRE 31.5%
Cons & Home Equity 9.3%
Other 1.5%
Construction & Land 3.7%
1-4 Family RE 13.5%
Multifamily & Farm 5.8%
C&I / Agr 26.0%
CRE 40.2%

Pro Forma Loan Portfolio ($000)	GABC 9/30/2010	% Of Total	ACBP 9/30/2010	% Of Total	Pro Forma	% Of Total
Construction & Land	$ 20,324	2.2%	$ 22,531	9.3%	$ 42,855	3.7%
1-4 Family RE	109,635	11.8%	48,671	20.0%	158,306	13.5%
Multifamily & Farm	63,406	6.8%	4,152	1.7%	67,558	5.8%
CRE	394,046	42.5%	76,613	31.5%	470,659	40.2%
C&I / Agr	226,310	24.4%	77,967	32.1%	304,277	26.0%
Cons & Home Equity	96,433	10.4%	12,840	5.3%	109,273	9.3%
Other	17,096	1.8%	78	0.0%	17,174	1.5%
Total Loans	$ 927,250	100.0%	$ 242,852	100.0%	$ 1,170,102	100.0%

Source: SNL Financial
*Data at regulatory level

GABC – ACBP Pro Forma Deposit Composition*

GABC	ACBP	Pro Forma
9/30/2010	9/30/2010	



Jumbo CDs 7.4%
Retail CDs 26.1%
Transaction 43.8%
Savings & MMDAs 22.7%
Jumbo CDs 8.2%
Transaction 7.8%
Retail CDs 11.0%
Savings & MMDAs 73.0%
Jumbo CDs 7.6%
Retail CDs 22.9%
Transaction 36.3%
Savings & MMDAs 33.1%

Pro Forma Deposit Portfolio ($000)	GABC 9/30/2010	% Of Total	ACBP 9/30/2010	% Of Total	Pro Forma	% Of Total
Transaction	$ 474,169	43.8%	$ 22,003	7.8%	$ 496,172	36.3%
Savings & MMDAs	246,071	22.7%	206,277	73.0%	452,348	33.1%
Retail CDs	282,194	26.1%	31,067	11.0%	313,261	22.9%
Jumbo CDs	80,414	7.4%	23,086	8.2%	103,500	7.6%
Total Deposits	$ 1,082,848	100.0%	$ 282,433	100.0%	$ 1,365,281	100.0%

KBW

Source: SNL Financial
*Data at regulatory level

Pro Forma Deposit Market Share – Evansville and Newburgh

Evansville and Newburgh, IN									
2010 Rank	2009 Rank	Institution (ST)	Type	2010 Number of Branches	2010 Deposits in Market ($000)	2010 Market Share (%)	2009 Deposits in Market ($000)	2009 Market Share (%)
1	1	Old National Bancorp (IN)	Bank	15	1,138,628	28.00	1,202,594	30.38
2	2	Fifth Third Bancorp (OH)	Bank	15	1,073,781	26.41	1,088,702	27.50
3	3	Integra Bank Corp. (IN)	Bank	12	978,052	24.05	826,281	20.87
4	4	German American Bancorp Inc. (IN)	Bank	5	320,193	7.87	308,806	7.80
5	5	First Bancorp of Indiana Inc. (IN)	Thrift	7	178,580	4.39	190,095	4.80
6	6	Fidelity Federal Bancorp (IN)	Thrift	5	137,818	3.39	133,441	3.37
7	7	Evansville Commerce Bank (IN)	Comm'l Bank	1	45,860	1.13	55,916	1.41
8	10	First Security Inc. (KY)	Bank HC	1	42,290	1.04	22,717	0.57
9	8	First Eldorado Bkshrs Inc. (IL)	Bank HC	2	40,972	1.01	34,501	0.87
10	9	Peoples Bancshares (IN)	Bank HC	2	31,951	0.79	31,579	0.80
		Total For Institutions In Market		73	4,066,375		3,958,379	

Source:

KBW

Note: ACBP has been rolled into GABC

GABC-ACBP Pro Forma
Key Projected Financial Data

- Additional Goodwill - $8.7 million [1]
- Additional Core Deposit Intangible - $3.4 million ($2.0 million net of tax)
- Gain on GABC 9.2% ownership position - $1.0 million [1]
- One-time merger related costs - $2.2 million
- Annualized Cost Savings - $2.2 million (30% of ACPB's current level of non-interest expense)
- EPS Accretion $0.10 to $0.12 (following initial 12-month transaction period)

(1) Amount will vary based on GAC stock price at time of closing of transaction

Source:
German American Bancorp, Inc.
SEC Form 425 filed 11/22/2010
See related "Cautionary Note Regarding Forward-Looking Statements" in the Form 425

Strategic Initiatives

German American
Banking | Insurance | Investments

Continuation of Delivery of Superior Performance

- 2010 Third Quarter and Year-to-Date Record Earnings Performance
- Double-digit Return on Equity for Past 5 Consecutive Fiscal Years
- Ranked in Top 100 by US Banker - 2010 Top Community Banks (3 year average Return on Equity)
- Highest 2009 Performance among Indiana-domiciled Publicly-Traded Financial Institutions (Return on Equity)
- 9th Largest Indiana-domiciled Financial Institution (following ACBP/Bank of Evansville transaction)

German American
Banking | Insurance | Investments

Continuation of Balance Sheet Management & Operating Effectiveness Strategies

- **Balance Sheet Structure**
  - Continued growth of no/low cost transaction deposits
  - Maintenance of at least 3/4 – 1/4 commercial/retail loan mix
  - Maintain asset quality ratios at strong historic levels
- **Operating Efficiency Management**
  - Optimization of existing branch network
  - Justification of existing product and service offerings
  - Standardization of back-office operations
  - Maximization of Staff Productivity

Continuation of Balance Sheet Management & Operating Effectiveness Strategies

- **Development of sources of fee income**
  - Insurance revenue – 95th percentile *
  - Investment advisory fees – 81st percentile *

- **Building of premier team of financial professionals**
  - Ability to attract and retain the best and the brightest talent

* Peer group consists of Holding Companies with total assets of $1 - $3 billion as of 9-30-10 from the Bank Holding Company Performance Report

Capitalize upon External Growth Opportunities

- **DeNovo branching strategy**
  - Bloomington, Indiana market
  - Expanded market potential by 45%
- **Branch Bank Purchase Strategy**
  - Evansville, Indiana market branch bank acquisitions
  - Expands market potential by nearly 75%
- **Disciplined and selective mergers and acquisitions**
  - Adjacent market areas offering improved growth potential
  - In-market opportunities allowing improved operating efficiencies

Why Invest in GABC?

- **Focus on increasing long-term institutional ownership**
  - > *Inclusion in Russell Index*
  - > Proven Executive Management Team
  - > Track record of Consistent Top Quartile Financial Performance
  - > Experienced in Operating Plan Execution and M & A Transitions
  - > Potential of Market Expansion Opportunities
  - > Infrastructure in place for perpetuating ongoing EPS growth

German American Bancorp, Inc.

Mark A. Schroeder, Chairman and CEO
(812) 482-0701
mark.schroeder@germanamerican.com

Bradley M. Rust, Executive Vice President and CFO
(812) 482-0718
brad.rust@germanamerican.com